AllianceBernstein Funds
                          1345 Avenue of the Americas
                               New York, NY 10105

                                 April 23, 2012


VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Cathy Churkok

           Re: In the matter of the following N-CSR Filings:
               --------------------------------------------

                                                                   Fiscal
Fund                                                               Year End
----                                                              ---------

AllianceBernstein Global High Income Fund, Inc. (811-07732)        3/31/11
AllianceBernstein Corporate Shares (811-21497)                     4/30/11
AllianceBernstein Fixed Income Shares - Government
          STIF Portfolio  (811-06068)                              4/30/11
AllianceBernstein International Growth Fund, Inc. (811-08426)      6/30/11
AllianceBernstein Cap Fund, Inc. (811-01716)
      AllianceBernstein International Discovery Equity Portfolio   6/30/11
      AllianceBernstein Market Neutral Strategies -Global and U.S. 6/30/11
      AllianceBernstein U.S. Strategic Research Portfolio          6/30/11
      AllianceBernstein Small Cap Growth Portfolio                 7/31/11
AllianceBernstein Large Cap Growth Fund, Inc. (811-06730)          7/31/11
AllianceBernstein Small/Mid Cap Growth Fund, Inc. (811-00204)      7/31/11
The AllianceBernstein Portfolios (811-05088)
      AllianceBernstein Growth Fund                                7/31/11
      AllianceBernstein Wealth Strategies                          8/31/11
      AllianceBernstein Tax-Managed Wealth Strategies              8/31/11
AllianceBernstein Exchange Reserves (811-08294)                    9/30/11
AlllianceBernstein Municipal Income Fund II (811-07618)            9/30/11
Sanford C. Bernstein Fund, Inc. (811-05555)                        9/30/11
Sanford C. Bernstein Fund II, Inc. (811-21034)                     9/30/11
AllianceBernstein Bond Fund, Inc. (811-02383)
      AllianceBernstein Bond Inflation Strategy                    10/31/11
      AllianceBernstein Intermediate Bond Portfolio                10/31/11
      AllianceBernstein Municipal Bond Inflation Strategy          10/31/11
AllianceBernstein Growth & Income Fund, Inc. (811-00126)           10/31/11
AllianceBernstein Municipal Income Fund, Inc. (811-04791)          10/31/11
AllianceBernstein Balanced Shares, Inc. (811-00134)                11/30/11
AllianceBernstein Core Opportunites Fund, Inc.  (811-09687)        11/30/11
AllianceBernstein Equity Income Fund, Inc. (811-07916)             11/30/11
AllianceBernstein Global Real Estate Investment Fund, Inc.
    (811-07707)                                                    11/30/11
AllianceBernstein Trust (811-10221)
      AllianceBernstein Global Value Fund                          11/30/11
      AllianceBernstein International Value Fund                   11/30/11
      AllianceBernstein Small/Mid Cap Value Fund                   11/30/11
      AllianceBernstein Value Fund                                 11/30/11

Dear Ms. Churkok:

Enclosed are responses to the requests made during my phone conversation with you and other members of AllianceBernstein on March 26, 2012.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,


/s/ Joseph Mantineo
-------------------
Joseph Mantineo
Treasurer and Chief Financial
Officer of each Fund



cc: Larry Cranch, AllianceBernstein L.P.
    Phil Kirstein, Senior Officer of the Funds
    Mark R. Manley, AllianceBernstein L.P.
    Emilie Wrapp, AllianceBernstein L.P.
    Stephen Laffey, AllianceBernstein L.P.
    Vince Noto, AllianceBernstein L.P
    Steve Woetzel, AllianceBernstein L.P.
    Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
All Funds - Form N-CSR
----------------------
The line graph and performance table disclosure, including the disclosure regarding the fact that the performance does not reflect taxes which may be paid by shareholders required by Item 27(b)(7)(ii) of Form N-1A, should more closely accompany the line graph and performance table. The line graph and performance table disclosure is currently separated from the line graph and performance table by several pages in certain instances.

Response #1:
Going forward, the Funds intend to alter the location of the disclosure, where appropriate, so that it more closely accompanies the line graph and performance table.

Comment #2:
All Applicable Funds - Prospectus
---------------------------------
Within the "Annual Fund Operating Expenses" section of the prospectus, there are no acquired fund fees disclosure for the funds that held the AllianceBernstein Government STIF Portfolio.

Response #2:
No Fund had an implied STIF fee of 1 bp or more. A Fund will include the implied STIF fees paid by the Fund if the implied fee is 1 bp or more.

Comment #3:
AllianceBernstein International Growth Fund, AllianceBernstein Large Cap Growth Fund, AllianceBernstein U.S. Strategic Research Portfolio, AllianceBernstein Market Neutral Strategies, AllianceBernstein Small-Mid Cap Growth Fund, AllianceBernstein Wealth Strategies & AllianceBernstein Tax-Managed Wealth Strategies - Form N-CSR
-------------------------------------------------------------------------------
A footnote regarding the cost of proxy solicitation was included in the Financial Highlights but no similar disclosure was made in the Statement of Operations.

Response #3:
Additional disclosure was incorporated into the Financial Highlights to provide the reader further transparency.

Comment #4:
AllianceBernstein Bond Inflation Strategy, AllianceBernstein Balanced Wealth Strategies and AllianceBernstein Conservative Wealth Strategies - Form N-CSR
----------------------------------------------------------------------------
Each Fund had a return of capital during the fiscal year. Please confirm that the Funds met the requirements of Rule 19a-1 of the 1940 Act in connection with the return of capital.

Response #4:
There were no returns of capital during the fiscal year 2011 for these Funds. The returns of capital took place during fiscal year 2010. The Funds are in compliance with Rule 19a-1 of the 1940 Act.

Comment #5:
AllianceBernstein Global Real Estate Investment Fund - Form N-CSR
-----------------------------------------------------------------
The Fund has a policy of not concentrating its investments in any one industry. The Portfolio of Investments states that the fund had a 39.5% allocation to the "Diversified/Specialty" classification.

Response #5:
The "Diversified/Specialty" classification does not constitute a single industry; the Adviser has determined that this allocation did not constitute a breach of the concentration limitation.

Comment #6:
AllianceBernstein Large Cap Growth Fund - Form N-CSR
----------------------------------------------------
Provide the basis of accounting treatment regarding the Enron settlement proceeds as disclosed on the Statement of Operations and Financial Highlights.

Response #6:
The proceeds from the Enron settlement were booked as capital gains to the Fund. The performance impact is based on the Fund's net assets prior to the receipt of the proceeds.

Comment #7:
AllianceBernstein High Income Municipal Portfolio - Form N-CSR
--------------------------------------------------------------
Advise if collateral should be disclosed for the credit default swap and interest rate swap contracts (as was the case for interest rate swap contracts of AllianceBernstein Municipal Income Fund - California Portfolio and New York Portfolio).

Response #7:
AllianceBernstein High Income Municipal Portfolio received cash collateral from the counterparty, as presented on the Statement of Assets and Liabilities.

Comment #8:
AllianceBernstein Municipal Income Fund - Form N-CSR
----------------------------------------------------
Which Portfolio does the Statement of Cash Flows pertain to?

Response #8:
The Statement of Cash Flows pertains to AllianceBernstein Municipal Income Fund
- California Portfolio. The Fund reference was inadvertently omitted in the report.

Comment #9:
AllianceBernstein Municipal Income Fund - California Portfolio,
AllianceBernstein Municipal Income Fund II - Arizona Portfolio, Minnesota Portfolio and Ohio Portfolio- Form N-CSR
-------------------------------------------------------------------------
Provide details for the "Due to custodian" line items in the Statement of Assets and Liabilities.

Response #9:
These Portfolios custodial cash accounts were in a net overdraft position at period-end.

Comment #10:
Sanford C. Bernstein Funds, Inc. - Form N-CSR
---------------------------------------------
For class specific reports, the Fund should identify earlier in the report which classes the report applies.

Response #10:
Going forward, the Fund will identify the classes earlier in the report.